Exhibit 99.8
Amendment No. 2 to WARSUP 2004 Plan
Legal compliance in WARSUP 2004 plan has been amended and substituted by:
Legal Compliance: ADSs shall not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such ADSs (or, if applicable the cash equivalent thereof) hereunder will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance. Provided that with effect from April 1, 2007 where the employee is rendering/rendered service in a country other than India during the relevant financial year of the vesting of RSUs, the exercise period shall terminate at the end of two months and 15 days from the end of the financial year in which such RSUs vested or such other period as the local laws mandate.